SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA GROUP REPORTS RESULTS FOR 1Q13

--- Launches reached R$ 308 million ---

--- Consolidated pre-sales totaled R$218 million and gross sales reached R$700 million in 1Q13 ---

FOR IMMEDIATE RELEASE - São Paulo, May 10, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE:

GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2013.

Duilio Calciolari, Chief Executive Officer, said: “Market conditions were stable in the first quarter and results are in keeping with seasonally lower activity. The high volume of deliveries in the second half of 2012 resulted in increased first quarter sales cancellations, however we are making steady progress on the resale of these units to qualified customers. Inventory sales represented 65% of total sales as we continue to focus on inventory reduction initiatives. Cash generation was impacted by lower launch volumes and expenditures linked to land bank acquisition.” “Our focus in 2013 is on profitable growth in order to capture the full potential of the Gafisa Group’s new operating structure. Accordingly, the relaunch of the Tenda brand under a new business model is proceeding in line with plan. Two projects were launched in São Paulo and Salvador in the first quarter, with sales contingent upon the transfer of mortgages to financial institutions. The brand’s relaunch forms part of the Company’s reinvestment strategy that will expand medium and long-term profitability. Results continue to be impacted by the resolution of Gafisa segment legacy projects launched in non-core markets and the majority of the remaining Tenda projects.

CONSOLIDATED FINANCIAL RESULTS

² Revenue for the first quarter of 2013, recognized by the “PoC” method, decreased 20% year-over-year to R$669 million. Cost of goods sold (COGS) decreased 22% to R$510 million. Gross profit was R$158 million, compared to R$177 million in 1Q12. Gross margin increased to 24%, or 32% excluding the impact of the Tenda business, from 21% and 29%, respectively, in the prior-year period.

² Adjusted EBITDA was R$68 million in 1Q13, compared to R$100 million in 1Q12. Adjusted EBITDA for the Gafisa and Alphaville brands totaled R$45 million and R$48 million, respectively, while Tenda´s adjusted EBITDA was negative R$25 million in 1Q13. The adjusted EBITDA margin was 10% or 18% ex-Tenda, compared to 12% and 21%, respectively, in 1Q12.

² Net financial expenses totaled R$56 million, a 12% increase compared to the previous year.

² Net loss was R$55 million, compared to the previous year’s net loss of R$32 million.

² The Company’s key balance sheet metrics remain solid. Cash and cash equivalents were R$1.44 billion at the end of the quarter. Operational cash flow was positive at R$122 million in 1Q13, resulting in cash burn of R$89 million. On a pro forma basis, consolidated cash generation (cash burn) was positive at R$20 million.

² Total debt was stable year-over-year at R$3.93 billion at March 31, 2013, compared to R$3.94 billion a year earlier. Net debt decreased to R$2.49 billion at March 31, 2013, compared to R$3.09 billion a year earlier. The Company`s cash position improved to R$1.44 billion from R$847 million balance at the close of March 31, 2012.

² Leverage, as measured by net debt/shareholders' equity, was 0.94x at March 31, 2013, compared to 0.89x at December 31, 2012 and decreased to 1.14x at March 31, 2012. Excluding project finance, the net debt/equity ratio was 19%, compared to 20% in 4Q12 and 50% in 1Q12.

CONSOLIDATED OPERATING RESULTS

² First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter.

² The Tenda brand was relaunched under its new business model and accounted for 37% of launches.

² Consolidated net pre-sales totaled R$218 million, a 47% decline compared to 1Q12 due to dissolutions in the Gafisa segment. Sales from launches represented 35% of the total, while sales from inventory comprised the remaining 65%.

² Tenda’s sales of launches reached R$ 13.7 million.

² Consolidated sales over supply reached 5.9%, compared to 10.4% in 1Q12, reflecting the concentration of inventory in pre-sales. Excluding the Tenda brand, first-quarter sales over supply was 7.2%, compared to 25.1% in 4Q12 and 16.1% in 1Q12. The consolidated sales speed of launches in 1Q13 reached 25%.

² Consolidated inventory at market value declined R$119 million to R$ 3.5 billion on a sequential basis. In 1Q13, concluded units totaled R$717 million.

² Gafisa Group delivered 9 projects/phases encompassing 1,300 units during the first quarter, a 79% decrease compared to 1Q12.

Note: In accordance with new accounting standards for homebuilders on the consolidation method for shared control projects released by the CPC (Brazilian accounting committee), the Company’s individual and consolidated financial statements as of January 1, 2013 incorporate new pronouncements and interpretations. For comparison purposes, the consolidated financial statements for the quarters ended March 31, 2012 and December 31, 2012 were reclassified to reflect this change. The main impacts occurred in net revenue, costs, gross income, financial income and equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer